SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                     Report on Form 6-K dated July 16, 2003
                          (Commission File No. 1-15024)

                                ---------------

                                   Novartis AG
                              (Name of Registrant)

                                   ----------

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                                   ----------

                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:   Novartis IR invtitation to the Novartis Half Year Sales &
              Results 2003 Conference Call



                                                        Page 1 of 4 Total Pages

                            Investor Relations         Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland

[LOGO] NOVARTIS


                                                       Novartis Corporation
                                                       608 Fifth Avenue
                                                       New York, NY 10020
                                                       USA




                        - Investor Relations Invitation -

                  Half Year Sales & Results 2003 Conference Call



Dear Investor,


We are pleased to invite you to our Half Year Sales & Results 2003 Conference Call. Please find below the dial-in details:


Date:                        Monday, July 21st, 2003

Time:                        06.00 p.m.     Switzerland

                             05.00 p.m.     UK

                             12.00 p.m.     New York

                             Advisable: dial-in 10 minutes before

Phone numbers:               +41 91 610 56 00    Europe and ROW

                             +800 2467 8700      Toll free Europe and ROW

                             +44 207 866 4111    UK

                             +1800 860 2442      Toll free USA and Japan

                             +1 866 519 5086     Toll free Canada

                             +1 866 519 5087    Toll free Mexico

You may access the conference call as a live audio webcast on the Internet on July 21st: http://www.novartis.com/investors.



Additional financial information will be available on Monday, July 21st, on the Internet http://www.novartis.com/investors


                                                        Page 2 of 4 Total Pages

Playback for 48 hours, starting


Date:                      Monday, July 21st, 2003


Time:                      09.00 p.m.       Switzerland

                           08.00 p.m.       UK

                           03.00 p.m.       New York

Phone numbers:             +41 91 612 4330      Europe and ROW

                           +44 207 866 4300     UK

                           +1 877 344 7529      US

Dial-in code:              431 (followed by the # sign)





                                      ###



  Novartis Global Investor Relations                 Novartis North America Investor Relations
  ----------------------------------                 -----------------------------------------

  Karen J. Huebscher, Ph.D. +41 61 324 84 33 karen.huebscher@group.novartis.com

  Nafida Bendali +41 61 324 35 14                    Kamran Tavangar, Ph.D. +1 212 830 24 33
  nafida.bendali@group.novartis.com                  kamran.tavangar@group.novartis.com

  Katharina Furrer +41 61 324 53 16                  John Menditto +1 212 830 24 44
  katharina.furrer@group.novartis.com                john.menditto@group.novartis.com

  Alex Kelly +41 61 324 62 89                        Sabine Moravi +1 212 830 24 56
  alex.kelly@group.novartis.com                      sabine.moravi@group.novartis.com

  Sean Wells +41 324 33 34                           Jill Pozarek +1 212 830 24 45
  sean.wells@group.novartis.com                      jill.pozarek@group.novartis.com

  Silke Zentner +41 61 324 86 12                     Fax: +1 212 830 24 05
  silke.zentner@group.novartis.com                   www.novartis.com

  Fax: +41 61 324 84 44
  www.novartis.com


                                                        Page 3 of 4 Total Pages

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NOVARTIS AG


Date: July 17, 2003                By: /s/ MALCOLM CHEETHAM
                                       --------------------

                                   Name:    Malcolm Cheetham
                                   Title:   Head Group Financial Reporting
                                            and Accounting



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